www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

[redacted]

08004701

August 27, 2008

Media Release

SUPPL

Clariant International Ltd

Clariant AG

Clariant Appoints Andy Piers Head of Group Technology and Member of the Board of Management

Muttenz, August 27, 2008 – **Clariant, a world leader in specialty chemicals, has appointed Andy Piers as Head of Group Technology effective September 1, 2008. He will be a member of the Board of Management.**

Andy Piers, a British and Zambian citizen holds a PhD in Chemistry and Engineering from the University of Dundee, Scotland. He worked at inorganic chemical producer Brunner Mond & Co Ltd, a division of ICI, and Union Camp Corporation that became part of Arizona Chemical, a subsidiary of International Paper, in 1999. He held several important management positions in R&D as well as commercial operations functions. Andy Piers joins Clariant from Englefield Capital, a private equity firm, where he was working as an independent advisor.

Clariant CEO Jan Secher commented: "Innovation is a critical success factor for Clariant. Andy brings with him both a solid base in science as well as experience in running chemical businesses on a global scale with an excellent track record. He will support Clariant to further implement its strategy to focus on market driven innovation, including the reduction of time to market. He will also exploit the potential for constantly increasing the productivity."

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Contacts

Media Relations
Arnd Wagner Phone +41 61 469 61 58

Investor Relations
Ulrich Steiner Phone +41 61 469 67 45

Clariant – Exactly your chemistry.

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs around 20,000 people. Headquartered in Muttenz near Basel, Switzerland, it generated sales of CHF 8.5 billion in 2007. Clariant's businesses are organized in four divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Masterbatches and Functional Chemicals.

Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com

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